PEOPLESOFT, INC.

4460 HACIENDA DRIVE

PLEASANTON, CALIFORNIA 94588-8618

(925) 225-3000

January 14, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attn: Daniel Lee, Attorney-Advisor

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Application for Withdrawal of Various Post-Effective Amendments

Pursuant to Rule 477 of the Securities Act of 1933, as Amended

Filer Name: PeopleSoft, Inc.

CIK: 0000875570

* * * * * * * * * *

Accession Number	SEC File Number	Date Filed
0001193125-05-002958	333-64424	1/7/2005
0001193125-05-002953	333-14745	1/7/2005
0001193125-05-002950	333-120341	1/7/2005
0001193125-05-002949	333-44224	1/7/2005
0001193125-05-002947	333-38364	1/7/2005
0001193125-05-002946	333-64426	1/7/2005
0001193125-05-002939	333-46998	1/7/2005
0001193125-05-002937	333-08575	1/7/2005
0001193125-05-002935	333-65857	1/7/2005
0001193125-05-002932	333-100576	1/7/2005
0001193125-05-002930	333-100575	1/7/2005
0001193125-05-002926	333-86103	1/7/2005
0001193125-05-002923	333-94833	1/7/2005
0001193125-05-002919	333-91111	1/7/2005
0001193125-05-002915	333-47000	1/7/2005
0001193125-05-002914	333-84641	1/7/2005
0001193125-05-002910	333-106269	1/7/2005
0001193125-05-002907	333-108788	1/7/2005
0001193125-05-002906	333-108791	1/7/2005
0001193125-05-002901	333-77911	1/7/2005
0001193125-05-002900	333-75199	1/7/2005

Ladies & Gentlemen:

The above-referenced filings consist of post-effective amendments to various registration statements of PeopleSoft, Inc., a Delaware corporation (the “Company”), on Form S-8 (collectively, the “Post-Effective Amendments”). Each Post-Effective Amendment was incorrectly transmitted to the Commission on January 7, 2005 as a “POS AM” filing. We have been informed by your office that each Post-Effective Amendment should have been submitted as “S-8 POS”.

The Company hereby makes application pursuant to Rule 477 of the Securities Act of 1933, as amended, to withdraw each Post-Effective Amendment filed on January 7, 2005. The Company has terminated all offerings of its common stock par value $0.01 (the “Common Stock”) pursuant to its existing registration statements. Each Post-Effective Amendment was filed in accordance with an undertaking made by the Company (in the registration statement to which each Post-Effective Amendment relates) to remove from registration, by means of a post-effective amendment, any shares of Common Stock which remain unsold at the termination of the applicable offering. Should the Commission consent to this application for withdrawal, the Company will refile each Post-Effective Amendment under filing type “S-8 POS”.

We appreciate your assistance in this matter and are available to provide any additional information you might require. If you have any questions regarding the foregoing application for withdrawal, please contact Martin Small (212-450-4000) or Sarah Solum (650-752-2000) of Davis Polk & Wardwell.

Very truly yours, PEOPLESOFT, INC.

By:	/s/ Daniel Cooperman
	Name:	Daniel Cooperman
	Title:	Senior Vice President, General Counsel and Secretary

2